UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                              ___________________

                         American Safety Razor Company
                           (Name of Subject Company)

                     J.W. Childs Equity Partners II, L.P.
                        RSA Holdings Corp. of Delaware
                             RSA Acquisition Corp.
                                   (Bidders)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   029362100
                     (CUSIP Number of Class of Securities)

                                  Adam Suttin
                     J.W. Childs Equity Partners II, L.P.
                              One Federal Street
                               Boston, MA  02110
                                (617) 753-1100
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                             Mario A. Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000








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     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 22, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by RSA Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of RSA Holdings Corp. of Delaware, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of American Safety Razor Company, a Delaware corporation (the "Company"), at a purchase price of $14.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (as amended and supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). RSA Holdings Corp. of Delaware is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject
Company.

     Item 3(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On April 9, 1999, J.W. Childs Equity Partners II, L.P. issued a press release with the Company announcing that RSA Acquisition Corp. has increased the purchase price for Shares of American Safety Razor Company common stock from $14.125 to $14.20 per share and that it extended the period during which the Offer will remain open to 2:00 p.m., New York City time, on Friday, April 23, 1999. Accordingly, the Expiration Date shall be 2:00 p.m. on Friday, April 23, 1999 unless the Offer is further extended. The price increase and extension were made pursuant to an amendment to the Agreement and Plan of Merger, dated as of February 12, 1999, between the Company, RSA Holdings Corp. of Delaware and RSA Acquisition Corp entered into on April 8, 1999 by the parties. The full text of the press release is set forth in Exhibit 11(a)(11) and the Amendment Agreement is set forth in Exhibit 11(c)(3) and both are incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

     Item 4(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 3 is incorporated herein by reference.


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Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 3 is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

     Item 6(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 3 is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 3 is incorporated herein by reference.

Item 10.  Additional Information.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 3 is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(11) Press release issued by J.W. Childs Equity Partners II, L.P. and American Safety Razor Company on April 9, 1999.

          (c)(3) Amendment Agreement, dated as of April 8, 1999, by and among the Parent, the Purchaser and the Company






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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                RSA Holdings Corp. of Delaware


                                By:  /s/ Adam L. Suttin
                                     ______________________________
                                     Name: Adam L. Suttin
                                     Title: President

                                RSA Acquisition Corp.


                                By:  /s/ Adam L. Suttin
                                     __________________________________
                                     Name: Adam L. Suttin
                                     Title: President

                                     J.W. Childs Equity Partners II, L.P.

                                       By: J.W. Childs Advisors II, L.P.
                                           its general partner

                                           By: J.W. Childs Associates, L.P.
                                               its general partner

                                               By: J.W. Childs Associates, Inc.
                                                   its general partner

                                               By: /s/ Adam L. Suttin
                                                    __________________
                                                    Name: Adam L. Suttin
                                                    Title: Vice President

Date:    April 9, 1999

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                                 EXHIBIT INDEX


Exhibit                                                                   Page
  No.                             Description                              No.

11(a)(11)        Press release issued by J.W. Childs Equity Partners II, L.P.
                 and American Safety Razor Company on April 9, 1999

11(c)(3) Amendment Agreement, dated as of April 8, 1999, by and among the Parent, the Purchaser and the Company





































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